T3/11

03013630

BP 3/5

RECEIVED MAR 04 2003 155 SEC MAIL PROCESSING SECTION WASH. D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-49338

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MIKE DISCOUNT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4592 COURTYARD TRAIL
(No. and Street)

PLANO	TEXAS	75024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MIKE JIOU 1-888-886-8168
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PAUL C. HWANG, CPA
(Name — *if individual, state last, first, middle name*)

6100 CORPORATE DR., # 350	HOUSTON	TEXAS	77036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 21 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not req[illegible]d to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MIKE JIOU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIKE DISCOUNT SECURITIES, INC., as of DECEMBER 31, 2002, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JENNY GONG
Notary Public, State of Texas
My Commission Expires
AUGUST 27, 2005

Jenny Gong
Notary Public

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIKE DISCOUNT SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

PAUL C. HWANG
CERTIFIED PUBLIC ACCOUNTANT
6100 CORPORATE, SUITE 350
HOUSTON, TEXAS 77036
(713-541-9808)

Shareholders and Directors
Mike Discount Securities, Inc.

Independent Auditor's Report

I have audited the accompanying statement of financial position of Mike Discount Securities, Inc. (a Texas corporation), as of December 31, 2002, and the related statements of operations, shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my examination.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statements mentioned above present fairly, in all material respects, the financial position of Mike Discount Securities, Inc. at December 31, 2002, and results of its operations and cash flows for the year ended December 31, 2002 in conformity with generally accepted accounting principles applied on a consistent basis during the period.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on computation of net capital, reconciliation of net capital to Focus Report and independent auditor's report on internal accounting control is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paul C. Hwang
February 8, 2003

MIKE DISCOUNT SECURITIES, INC .
STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Cash	$710	
Brokerage deposits	25,262	
Commissions receivable	3,406	
Total Current Assets		29,378
FIXED ASSETS (note 1)		
Furniture and equipment	26,517	
Less: accumulated depreciation	(18,753)	
Total Fixed Assets		7,764
OTHER ASSETS		
Other Assets	4,868	
Total Other Assets		4,868
TOTAL ASSETS		$ 42,010

The notes to financial statements are an integral part of this financial statement.

MIKE DISCOUNT SECURITIES, INC.
STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2002

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Notes payable	$ 1,000	
Total Current Liabilities		1,000
Total Liabilities		1,000
SHAREHOLDERS' EQUITY		
Common stock, par value one dollar each: 1,000,000 shares authorized, and 72,000 shares outstanding	72,000	
Treasury stock, at par value, 3500 shares	(3,500)	
Retained earnings	(27,490)	
Total Shareholders' Equity		41,010
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 42,010

The notes to financial statements are an integral part of this financial statement.

MIKE DISCOUNT SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE		
Commissions	$ 109,965	
TOTAL REVENUES		109,965
OPERATING EXPENSES		
Salaries and commissions	20,334	
Taxes and Licenses	3,027	
Clearing house charges	42,602	
Depreciation and amortization	6,117	
Quotations	2,908	
Legal & accounting	2,700	
Insurance	4,912	
Rent	1,254	
Telephone and communications	8,865	
Office expenses	8,042	
Advertising and promotion	1,351	
Other expenses	4,865	
Travel and entertainment	4,291	
Total Operating Expenses		111,268
Operating loss		$ (1,303)
Other Revenue (Expenses)		
Interest income		1,952
NET INCOME BEFORE FEDERAL INCOME TAX		$ 649
FEDERAL INCOME TAX		263
NET INCOME		386

The notes to financial statements are an integral part of this financial statement.

MIKE DISCOUNT SECURITIES, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	common stock	treasury stock	retained earnings	total
Beginning of year	$ 72,000	$ -	$ (27,876)	$ 44,124
Income, 2002			$ 386	$ 386
Changes during year		(3,500)		(3,500)
Balance, 12/31/2002	$ 72,000	$ (3,500)	$ (27,490)	$ 41,010

The notes to financial statements are an integral part of this financial statement.

MIKE DISCOUNT SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS RELATING TO OPERATIONS	
Net Income	$ 386
Noncash items included in income:	
depreciation and amortization	6,117
loss from disposal of assets	1,789
Net changes in certain working capital components:	
decrease in commissions receivable	5,026
decrease in other assets	263
Net cash provided by (used for) operations	13,581
CASH FLOWS RELATING TO FINANCING ACTIVITIES	
Common shares purchased	(3,500)
Decrease in notes payable	(6,000)
Net cash used for financing activities	(9,500)
Net Increase in Cash and Cash Equivalents	4,081
Cash and Cash Equivalents - Beginning of Year	21,891
Cash and Cash Equivalents - End of Year	$ 25,972

MIKE DISCOUNT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

SIGNIFICANT ACCOUNTING POLICIES

Mike Discount Securities, Inc. formally Mike and Diana Securities, Inc. began operations as a securities broker/dealer in February of 1997. It is a closely-held corporation with four stockholders. No stockholder has a majority holding. Its president, Mr. Mike Jiou, is a stockholder and participates in the day-to-day operation. The Company's headquarter and business offices are located in Plano, Texas. Security transactions with the various exchanges for its clients are conducted through the clearing house brokers of Penson Financial Services, Inc. of Dallas, Texas.

The Company maintains its accounts on the accrual method of accounting in accordance with generally accepted accounting principles. The accounting policies followed by the Company and the methods of applying these policies, which materially affect the determination of financial position, results of operations, and cash flows are summarized below.

1. CASH AND CASH EQUIVALENTS

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

2. PROPERTY, EQUIPMENT AND DEPRECIATION

The Company depreciates its fixed assets, which consists primarily of office furniture and computer equipment, using the Modified Accelerated Recovery System based on an expected life of five or seven years. Amounts are stated at cost less accumulated depreciation. The depreciation expense for the current year is $6,117.00.

Estimated useful lives of fixed assets are as follows:

	COST	LIFE
Furniture and fixtures	$6,298.00	7 years
Computer and office equipment	19,767.00	5 years
Improvement	452.00	7 years

3. NET CAPITAL REQUIREMENT

Mike Discount Securities, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. Mike

Discount Securities, Inc. has net capital, required net capital and excess in net capital as follows:

	December 31, 2002
Net capital	$ 27,873.00
Required net capital	5,000.00
Excess in net capital	$ 22,873.00

4. INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting standards No.109 (SFAS 109), "Accounting for Income Taxes", under the asset and liability approach of SFAS No.109, the expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities are recognized as deferred tax assets and liabilities. SFAS No.109 also established criteria for determining whether a valuation allowance should be established for any deferred tax assets for which realization is uncertain. The Company has income tax benefit of $4,868.00 due to the net loss in the prior years.

5. SIPC COMPLIANCE

The Company is in compliance with SIPC annual dues requirement. Dues have been paid for 2002.

MIKE DISCOUNT SECURITIES, INC.
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2002

Net worth		$ 41,010
Total capital		$ 41,010
Deduct -		
Fixed asset - net	$ 7,764	
Other Assets- Income tax Benefit	4,868	
Haircut - exemptive securities	505	
Total deductions		(13,137)
Net capital		$ 27,873
Required net capital		5,000
Excess in net capital		$ 22,873

MIKE DISCOUNT SECURITIES, INC.
RECONCILIATION OF NET CAPITAL TO FOCUS REPORT
AS OF DECEMBER 31, 2002

The net capital computation was reconciled and the following variances are noted between net capital per Focus Report and net capital per audited financial statements.

Net capital - Focus Report		$ 28,874
Accrued liabilities		
per Focus Report	0	
per audit	1,000	
Increase in accrued liabilities		(1,000)
Rounding error		(1)
Net capital - audited		$ 27,873

PAUL C. HWANG
CERTIFIED PUBLIC ACCOUNTANT
6100 CORPORATE, SUITE 350
HOUSTON, TEXAS 77036
(713-541-9808)

February 8, 2003

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Directors
Mike Discount Securities Inc.

I have examined the financial statements of Mike Discount Securities, Inc. for the year ended December 31, 2002 and have issued my report thereon dated February 8, 2003. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Mike Discount Securities, Inc. that I considered relevant to the objectives stated in aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 (k) (2) (ii). Mike Discount Securities, Inc. was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the period.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 15c3-3. I did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (2) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform functions relating to customer securities.

The management to the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices

and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with general accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Mike Discount Securities Inc. taken as a whole. However, my study and evaluation disclosed no condition that we believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the designated examining authority (NASD) and should not be used for any other purpose.